HOLMDEL PHARMACEUTICALS, LP

FINANCIAL STATEMENTS

DECEMBER 31, 2016 and 2015

Holmdel Pharmaceuticals, LP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Partners of

Holmdel Pharmaceuticals, LP

Report on the Financial Statements

We have audited the accompanying financial statements of Holmdel Pharmaceuticals, LP (the "Company") which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of income, partners’ equity, and cash flows for each of the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Holmdel Pharmaceuticals, LP as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 6 to the financial statements, on February 23, 2017, the Company entered into agreements to sell its remaining two product lines from which it received all of its revenues.

Iselin, New Jersey

March 17, 2017

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HOLMDEL PHARMACEUTICALS, LP

BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS
Current assets:
Cash	$66,353	$66,353
Other receivable	105,266	—
Royalties receivable – related party	1,799,417	3,274,405
Total current assets	1,971,036	3,340,758

Intangible asset, net	6,867,247	8,313,397
Total Assets	$8,838,283	$11,654,155

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accrued expenses	$115,266	$—
Distributions payable to partners	1,752,417	3,274,405
Total current liabilities	1,867,683	3,274,405

Commitments and contingencies (Note 4)

Partners’ equity:
General partners’ interest	701	841
Limited partners’ interest	6,969,899	8,378,909
Total partners’ equity	6,970,600	8,379,750
Total Liabilities and Partners’ Equity	$8,838,283	$11,654,155

See accompanying notes to the financial statements.

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HOLMDEL PHARMACEUTICALS, LP

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015

Net Revenues – related parties
InnoPran XL royalty	$8,569,145	$10,582,636
Inderal XL royalty	335,080	305,974
Total Net Revenues – related parties	8,904,225	10,888,610
Costs and expenses:
Amortization of intangible assets	1,446,150	1,442,201
General and administrative	10,000	—
Income from operations	7,448,075	9,446,409
Other income, net	—	14
Net income	$7,448,075	$9,446,423

See accompanying notes to the financial statements.

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HOLMDEL PHARMACEUTICALS, LP

STATEMENTS OF PARTNERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	General Partners	Limited Partners	Total
Balances at December 31, 2014	$953	$9,517,412	$9,518,365
Net income	945	9,445,478	9,446,423
Distributions declared and paid	(730)	(7,309,903)	(7,310,633)
Distributions declared and payable	(327)	(3,274,078)	(3,274,405)
Balances at December 31, 2015	841	8,378,909	8,379,750
Net income	745	7,447,330	7,448,075
Distributions declared and paid	(710)	(7,104,098)	(7,104,808)
Distributions declared and payable	(175)	(1,752,242)	(1,752,417)
Balances at December 31, 2016	$701	$6,969,899	$6,970,600

See accompanying notes to the financial statements

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HOLMDEL PHARMACEUTICALS, LP

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Cash flows from operating activities:
Net income	$7,448,075	$9,446,423
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible asset	1,446,150	1,442,201
Changes in operating assets and liabilities:
Royalties receivable	1,474,988	(1,174,211)
Other receivable	(105,266)	—
Accrued expenses	115,266	—
Due from related party	—	31,168
Net cash provided by operating activities	10,379,213	9,745,581

Cash flows from financing activities:
Distributions paid to general and limited partners	(10,379,213)	(9,745,567)
Net cash used in financing activities	(10,379,213)	(9,745,567)

Net increase in cash	—	14
Cash at beginning of year	66,353	66,339
Cash at end of year	$66,353	$66,353

Non-cash financing activities:
Distributions payable to partners	$1,752,41	$3,274,405

See accompanying notes to the financial statements.

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Holmdel Pharmaceuticals, LP

Notes to Financial Statements

Note 1. Nature of Operations

Holmdel Pharmaceuticals, LP (the “Partnership”, or “Holmdel”), was formed pursuant to a certificate of limited partnership filed with the Secretary of State of the State of Delaware on December 12, 2012. On December 20, 2012, Holmdel entered in to an Asset Purchase Agreement (“APA”) with GlaxoSmithKline LLC (“GSK”) and acquired the U.S. marketing authorization rights to InnoPran XL a beta blocker pharmaceutical product indicated for the treatment of hypertension, for a total purchase price of approximately $13 million (“the Acquisition”). Holmdel was organized solely for the purpose of (i) consummating the Acquisition, (ii) owning the purchased assets, (iii) entering into a License and Supply Agreement, (iv) entering into a Sublicense and Distribution Agreement and (v) engaging in any other lawful act or activity that is ancillary or incidental to the foregoing. At December 31, 2016 and 2015, HP General Partner LLC (the “General Partner”) owned a 0.010% general partner interest in Holmdel, through which it manages and effectively controls Holmdel. The General Partner is an equity method investment of SWK Holdings Corporation. As of December 31, 2016, SWK HP Holdings LP an affiliate of SWK Holdings Corporation and Holmdel Therapeutics, LLC (see below) owned limited partnership interests of 48.60% and 51.40%, respectively, which are subject to adjustment under the terms of the limited partnership agreement.

In connection with the Acquisition, and also on December 20, 2012, Holmdel entered into a license and supply agreement with Aptalis Pharmatech, Inc. (the “Aptalis Agreement”) pursuant to which Holmdel was granted a sole and exclusive royalty bearing license to the Aptalis extended release technology (“the Aptalis Technology”) and other technology (“the Holmdel Technology Rights”) to use in the manufacture of InnoPran XL (together, “the Product”). In addition, and also pursuant to the Aptalis Agreement, Aptalis agreed to manufacture and supply the Product to Holmdel (the “Manufacturing Agreement").

Contemporaneously upon entering into the Aptalis Agreement, Holmdel entered into a Sublicense and Distribution Agreement (“the Mist Agreement”) with Mist Pharmaceuticals, LLC (“Mist”), a related party as described below, to grant to Mist (i) an exclusive right and sublicense to the Aptalis Technology, (ii) an exclusive right and license to the related intellectual property, and (iii) an exclusive assignment and delegation of Holmdel’s rights and obligations under the Aptalis license and supply agreement to grant one or more third parties co-promotion and distribution rights to use the Aptalis Technology and other rights as defined in the Mist Agreement, to market, sell and distribute InnoPran XL within the United States and its territories.

In consideration for the items above, Mist agreed to pay royalties, based on a percentage of net sales of the Product, starting at 56% of net sales and growing to 97% of net sales in 2017. With respect to any renewal period after 2017, Holmdel and Mist shall agree on a royalty amount. Mist shall be permitted to deduct the cost of goods sold and, upon Board approval each year, an annual administrative fee which includes a yearly insurance premium. Such administrative fee was $273,000 and $247,000 for the years ended December 31, 2016 and 2015, respectively.

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Holmdel Pharmaceuticals, LP

Notes to Financial Statements

On December 20, 2012, Mist entered into a co-promotion and distribution agreement with Akrimax (“the Akrimax Agreement”) whereby Mist assigned and delegated to Akrimax all of the rights and duties that were assigned or delegated to Mist under the Aptalis Agreement, including (i) the Aptalis manufacturing rights under the Manufacturing Agreement, and (ii) all of the Holmdel obligations delegated to Mist. In addition, Akrimax and Mist agreed that Aptalis shall be deemed a third party beneficiary of the Akrimax Agreement with all rights to enforce the Akrimax Agreement against Akrimax in Aptalis’ own name as if Aptalis were a signatory.

Holmdel is owned and controlled by the same individuals who own and control Mist and Akrimax. As such, all transactions between Holmdel and Mist and/or Akrimax are considered related party transactions.

On February 4, 2014 the Partnership entered into an agreement with Cranford Pharmaceuticals LLC (“Cranford”), a Company with a minority ownership by the same individuals who own and control Mist and Akrimax thereby a related party. Refer to Note 5 for further information.

On August 1, 2016, the Partnership entered into an agreement with Rouses Point Pharmaceuticals, LLC (“RPP”), a Company with ownership by the same individuals who own and control Mist and Akrimax, thereby a related party. Refer to Note 5 for further information.

Note 2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”), requires the Partnership’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include gross to net revenue adjustments and assessment of intangible asset impairment, among others. Actual results could differ from those estimates.

Risks and Uncertainties: The Partnership is subject to risks common to companies in the pharmaceutical industry including, but not limited to, dependence on key products, dependence on key customers and suppliers, and protection of intellectual property rights.

Cash: The Partnership maintains cash on deposit in a financial institution in amounts which, at times, may be in excess of insured limits.

Royalty Revenue: The Partnership’s sole source of revenue is royalty revenue with related parties. As discussed above in Note 1, the Partnership currently has royalty agreements in place for which it receives quarterly royalty payments, based on the net sales of InnoPran XL and Inderal XL. The Partnership recognizes royalty revenue based upon amounts contractually due pursuant to the underlying royalty agreements. Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreements when (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards have been transferred; (iii) the royalty is fixed or determinable; and (iv) the collectability of the royalty is reasonably assured.

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Holmdel Pharmaceuticals, LP

Notes to Financial Statements

As discussed in Note 1 above, the Partnership recognizes and records royalty revenue based on a percentage of Akrimax’s reported net sales to the Partnership for InnoPran XL, as defined in the agreement, and as reported to the Partnership by Akrimax, net of all costs incurred by Mist related to the Mist Agreement. The Partnership receives quarterly sales information from Akrimax and makes no adjustments to the amounts reported to it by Akrimax. The agreement provides for gross sales to be reduced by estimates of sales returns, credits and allowances, normal trade and cash discounts, and other costs as defined in the agreement and in accordance with GAAP, all of which are determined by Akrimax. Similarly, the Partnership recognizes and records quarterly royalty revenues as defined in the agreement, based on a percentage of all net sales of Inderal XL by Cranford, any co-promoter, Mist or any other sub licensee, sold during the applicable calendar quarter. See Note 5.

Intangible Assets: The Partnership accounts for recognized intangible assets based on their estimated useful lives.  Intangible assets with finite useful lives are amortized while intangible assets with indefinite useful lives are not amortized.  The useful life is the period over which the assets are expected to contribute directly or indirectly to future cash flows. Straight-line amortization is used to expense recognized amortizable intangible assets.

The Partnership reviews the carrying value and useful lives of its intangible assets with definite lives whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable or the period over which they should be amortized has changed. When indicators of impairment exist, the Partnership determines whether the estimated undiscounted sum of the future cash flows of such assets is less than their carrying amounts. If less, an impairment loss is recognized in the amount, if any, by which the carrying amount of such assets exceeds their respective fair values. The determination of fair value is based on quoted market prices in active markets, if available, or independent appraisals; sales price negotiations; or projected future cash flows discounted at a rate determined by management to be commensurate with partnership's business risk. The estimation of fair value utilizing discounted forecasted cash flows includes significant judgments regarding assumptions of revenue, operating and marketing costs; administrative expenses; interest rates; industry competition; and general economic and business conditions, among other factors. The Partnership also evaluates the remaining useful life of each intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.  If the estimate of the intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life.

The Partnership did not record any impairments of intangible assets for the years ended December 31, 2016 or 2015.

Income Taxes: The Partnership is generally not subject to U.S. federal and most state income taxes. The partners of the Partnership are liable for income tax in regard to their distributive share of the Partnership’s taxable income. Such taxable income may vary substantially from net income reported in the accompanying financial statements.

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Holmdel Pharmaceuticals, LP

Notes to Financial Statements

The Partnership evaluates tax positions taken or expected to be taken in the course of preparing the Partnership’s tax returns and disallows the recognition of tax positions not deemed to meet a “more-likely-than-not” threshold of being sustained by the applicable tax authority. The Partnership’s management does not believe it has any tax positions taken within its financial statements that would not meet this threshold. The Partnership’s policy is to reflect interest and penalties related to uncertain tax positions, when and if they become applicable as part of the tax provision. The Partnership has not recognized any potential interest or penalties in its financial statements for the year ended December 31, 2016 and 2015.

Recent Accounting Pronouncements:

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, as subsequently amended (“ASU 2014-09”). ASU 2014-09 represents a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Partnership expects to be entitled to receive in exchange for those goods or services. This ASU sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed. This ASU is effective for annual reporting periods beginning after December 15, 2017 for public companies and 2018 for private companies. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. The Partnership is currently evaluating the impact of ASU 2014-09 on its financial statements.

Note 3. Intangible asset

As of December 31, 2016, intangible assets consisted of the following:

	Estimated Useful Life	Original Cost	Accumulated Amortization	Net
InnoPran XL license	9 years	$12,640,000	$(5,772,753)	$6,867,247

As of December 31, 2015, intangible assets consisted of the following:

	Estimated Useful Life	Original Cost	Accumulated Amortization	Net
InnoPran XL license	9 years	$12,640,000	$(4,326,603)	$8,313,397

Amortization expense was $1,446,150 and $1,442,201, for the years ended December 31, 2016 and 2015, respectively.

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Holmdel Pharmaceuticals, LP

Notes to Financial Statements

The estimated future amortization for InnoPran XL license is as follows:

2017	$1,442,201
2018	1,442,201
2019	1,442,201
2020	1,442,201
2021	1,098,443
$6,867,247

Note 4. Commitments and Contingencies

(a)	Distributions

Pursuant to the Amended and Restated Limited Partnership Agreement dated December 20, 2012, all liquid assets of the Partnership, including royalty payments received in connection with product sales and all other proceeds of the Partnership, less an amount reasonably determined by the General Partner to cover operating expenses, shall be distributed no less frequently than quarterly to the Partners, pro rata in accordance with their respective partner percentages.

(b)	Legal Proceedings

On November 20, 2015, an Akrimax member who holds an approximate 20% non-voting interest (the “Plaintiff”) filed an action in the Delaware Chancery Court against Akrimax, other Akrimax members and certain affiliate companies (the “Defendants”) alleging breach of fiduciary duty and self-dealing and certain other causes of action (the “Claim”).  The Plaintiff was seeking to prevent the sale of certain drug products.  At that time, the court had entered a temporary restraining order preventing the sale, transfer or hypothecation of certain other drugs and requiring that the Plaintiff receive 10 days’ notice of any proposed sale of InnoPran XL and certain other drug products to a third party. In March, 2016, the Court denied Plaintiff’s application for an injunction and dissolved any restraints on the sale of assets. Thereafter, Holmdel was added as a defendant in the action.  Discovery relative to certain preliminary issues has been completed and motions to dismiss and or for summary judgment in favor of the Defendants were heard by the Court in October 2016.   On January 31, 2017, the Court denied Defendants Motion for Summary Judgment in part and deferred a decision on all defendants (including Holmdel) motions to dismiss the Claim. The Court further suggested the parties attempt to mediate the dispute.  Pending the outcome of the mediation, it is anticipated that the Court will decide the motions to dismiss and thereafter set a discovery schedule and trial date for resolution of any remaining issues relating to the Claim.  Although the outcome of the above Claim against the various defendants cannot be predicted with certainty, management believes that the likelihood is remote that any existing claims or proceedings, individually or in the aggregate, will have a material adverse effect on the financial position, results of operations or cash flows of Holmdel and no amounts have been accrued as of December 31, 2016 related to this matter.

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Holmdel Pharmaceuticals, LP

Notes to Financial Statements

Note 5. Related Party Transactions

On February 4, 2014 the Partnership entered into an agreement with Cranford, whereby Holmdel granted to Cranford an exclusive right and license to sublicense to Mist and other sub licensees, and to grant to one or more third parties, co-promotion and distribution rights, to use the Holmdel Technology Rights pursuant to the Aptalis Agreement discussed above in Note 1, to develop, market, sell and distribute within the United States and its territories, a product which Cranford wishes to develop and market as Inderal XL (propranolol hydrochloride) extended release capsules (a beta blocker) based on the formulation for InnoPran XL (“the Cranford Agreement”).

Pursuant to the Cranford Agreement, Cranford will pay Holmdel a quarterly royalty payment based on a percentage of all net sales of Inderal XL by Cranford, any co-promoter, Mist or any other sub licensee, during the applicable calendar quarter.

Contemporaneously upon entering into the Cranford Agreement, Cranford entered into an agreement with Aptalis, and Holmdel amended its existing agreement with Mist resulting in Holmdel and Cranford having exclusive rights to use the Aptalis technology. Also pursuant to the amended Mist Agreement, Holmdel has acknowledged and agreed that it and its affiliates may not use the Aptalis Technology and the Holmdel Technology Rights for any other extended release product containing propranolol hydrochloride, other than the use of Holmdel Technology in connection with the manufacture, marketing, sale and distribution of Inderal XL and InnoPran XL, provided however, the parties acknowledge and agree that in the event Mist fails to meet a certain sales milestone for any calendar year, ranging from $22,600,000 in 2014 to $37,000,000 in 2021, then Holmdel no longer will be obligated by the covenant provided in this sentence. In the event Holmdel is no longer obligated by the covenant and Holmdel or any affiliate determines to use the Aptalis Technology and the Holmdel Technology Rights for any other extended release product containing propranolol hydrochloride, then Holmdel shall provide prompt written notice to Mist and Mist will have the right for a period of thirty (30) days following receipt of such notice to terminate the Mist Agreement upon written notice to Holmdel.

In addition, if payments to Holmdel for Net Sales pursuant to the Akrimax Agreement with respect to the period from December 20, 2013 through December 20, 2014 are less than $11,500,000, then Akrimax will pay to Holmdel the difference between the amount of such payments and $11,500,000 and in the event that royalty payments for Net Sales paid to Holmdel with respect to the period from December 20, 2014 through December 20, 2015 are less than $16,700,000, then Akrimax will pay to Holmdel the difference between the amount of such payments and $16,700,000. The purpose of this agreement is to compensate Holmdel if Inderal XL has a major impact on the sales of InnoPran XL. As of December 20, 2016 and 2015, under the terms of this agreement, Akrimax owed Holmdel $7,856,820, pursuant to this agreement. Akrimax has not paid any of this amount and requested that the Holmdel Board discuss the matter and come to a resolution that will be agreeable to all parties. As such, collectability of this revenue is was not reasonably assured at December 31, 2016 and this related party revenue has not been recorded. Refer to Note 6 related to the board resolution terms that occurred subsequent to December 31, 2016.

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Holmdel Pharmaceuticals, LP

Notes to Financial Statements

The Partnership has agreements in place with Mist based on the December 20, 2012 Sublicense and Distribution Agreement and with Akrimax as a result of the co-promotion and distribution agreement between Mist and Akrimax, which assigned and delegated to Akrimax all of the rights and duties that were assigned or delegated to Mist under the Aptalis Agreement.

Pursuant to the Mist Agreement, Holmdel is entitled to a quarterly payment from Mist of the royalties earned, net of the fees for cost of products, the Aptalis royalty (under the Aptalis Agreement) and administrative fees. Accordingly, Holmdel records the net amount from Mist as net revenues.

On August 1, 2016, the Partnership entered into an agreement with RPP whereby RPP will act as an authorized sales agent of Akrimax and co-promote InnoPran XL along with Aptalis. Akrimax obtained necessary consent from Mist for Akrimax to enter into this agreement with RPP. In consideration of the grant of rights to RPP, they shall be paid 3% on all net sales up to a baseline figure being 2,400 units sold per month, plus and an amount equal to 30% on all net sales above the baseline. The new 3% royalty to RPP resulted in an increase in the Mist royalty (discussed in Note 1) from 94% to 97%, thus the original Akrimax royalty of 6% has been reduced to 3%. In addition, RPP will be reimbursed for marketing costs incurred related to the performance of its duties under the agreement. The royalty amount and marketing expenses are recorded in net revenues.

For the years ended December 31, 2016 and 2015, net revenues included:

	2016	2015
InnoPran XL royalty	$10,512,678	$11,838,093
Cost of product (including inventory reserves)	(613,496)	(189,651)
RPP royalty	(187,752)	—
RPP marketing expense	(205,622)	—
Administrative fee, including insurance premium	(273,000)	(247,000)
Aptalis royalty	(663,663)	(818,806)
InnoPran XL royalty, net	8,569,145	10,582,636
Inderal XL royalty	335,080	305,974
Net revenue	$8,904,225	$10,888,610

Royalties receivable – related party on the accompanying balance sheets of $1,799,417 and $3,274,405 represents amounts due to Holmdel from Mist for fourth quarter 2016 and 2015 activity, respectively, which was paid in 2017 and 2016, respectively. Payments of net revenues are made from Mist directly to the partners as distributions.

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Holmdel Pharmaceuticals, LP

Notes to Financial Statements

Note 6. Subsequent Events

The Partnership has evaluated subsequent events through the date that the financial statements were available to be issued on March 17, 2017 and noted no events other than those disclosed elsewhere in the financial statement footnotes or below have occurred.

On February 23, 2017, the Company entered into and closed on the Holmdel Asset Purchase Agreement (the "Holmdel APA") with ANI Pharmaceuticals, Inc. (“ANI”) pursuant to which ANI acquired the NDA, trademark and finished goods inventory for InnoPran XL, including a license to an Orange Book listed patent (the "Holmdel Assets"). In consideration for the acquisition of the Holmdel Assets, ANI paid a purchase price of approximately $31 million. The Holmdel Agreement contains various customary representations, warranties, covenants and closing conditions, as well as customary provisions relating to insurance, indemnity, confidentiality and other matters. On the same date as the Holmdel Agreement, ANI entered into and closed on the Cranford Asset Purchase Agreement (the "Cranford APA") with Cranford Pharmaceuticals, LLC, a related entity, pursuant to which ANI acquired a distribution license, trademark and finished goods inventory for Inderal XL. In consideration for the acquisition of the Inderal XL, ANI paid a purchase price of approximately $20 million. Accordingly, the Company will no longer receive royalty revenue on the sales of Innopran XL and Inderal XL subsequent to the date of the above agreements.

Pursuant to the Holmdel APA, on February 23, 2017, the Board came to a resolution regarding the resulting payments from Akrimax to Holmdel based on the terms of the Cranford Agreement (described in Note 1 and Note 5). In accordance with the settlement and release agreement, the parties involved have desired to resolve all claims and disputes which releases Akrimax of any other liability to Holmdel. The agreed upon settlement amount to be paid by Akrimax to Holmdel is $1.

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